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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*
                                          ------
          MARCAM CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56614010
          -----------------------------------------------------
                                 (CUSIP Number)

     Donald D. Westfall, Associate General Counsel
     International Business Machines Corporation
     Old Orchard Road, Armonk, NY 10504
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 10, 1996
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box O.


Check the following box if a fee is being paid with the statement O. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No. 56614010                                PAGE  2   OF  7   PAGES
          -------------                               -----   ----
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International Business Machines Corporation
     13-0871985
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
- --------------------------------------------------------------------------------
7    SOLE VOTING POWER

- --------------------------------------------------------------------------------
  NUMBER OF   |  7 |     SOLE VOTING POWER
   SHARES     |    |     1,425,000 Shares
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8 |     SHARED VOTING POWER
    EACH      |    |          0
  REPORTING   |-----------------------------------------------------------------
    WITH      |  9 |     SOLE DISPOSITIVE POWER
              |    |     1,425,000 Shares
              |-----------------------------------------------------------------
              |    |     SHARED DISPOSITIVE POWER
              | 10 |          0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,425,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            APPROXIMATELY 12.468%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          3 of 7
                               Amendment No. 1 to
                              Schedule 13D Filed By
                  International Business Machines Corporation
                          Regarding Marcam Corporation

Item 1.   Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Marcam Corporation (the Company"), a Massachusetts corporation with its principal executive offices at 95 Wells Avenue, Newton, MA 02159. The Report on Schedule 13D filed by International Business Machines Corporation ("IBM") dated February 26, 1993, (the "Original Report"), is hereby amended and supplemented as set forth below. The Original Report is hereinafter referred to as "Schedule 13D." All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Schedule 13D.

     Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report is being filed as part of this Report as Attachment I hereto and is hereby incorporated by reference herein for all purposes. Because previously filed paper exhibits to a Schedule 13D are not required to be restated electronically, exhibits to the Original Report are not being refiled with this report.

                                                                          4 of 7

                               Amendment No. 1 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation

Item 2.   Identity and Background

     International Business Machines Corporation ("IBM") is a New York corporation with its principal office and business at Old Orchard Road, Armonk, New York 10504. The operations of IBM are principally in the field of information processing systems, software, communications systems and other products and services.
     The attached Attachment II is a list of the directors and executive officers of IBM which contain the following information with respect to each such person:

          (a) name;

          (b) business address;

          (c)  present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted; and

          (d) citizenship.

     During the last five years, neither IBM nor. to the best of IBM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

                                                                          5 of 7

                               Amendment No. 1 to
                              Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation

Item 3.   Source and Amount of Funds or Other Consideration

     Not applicable. IBM is filing this Amendment No. 1 to reflect certain sales of shares in Marcam Corporation.


Item 4.   Purpose of Transaction

     Not applicable. IBM is filing this Amendment No. 1 to reflect certain sales of shares in Marcam Corporation

Item 5.   Interest in Securities of the Company

     The IBM Retirement Plan Trust Fund holds 600 shares of Common Stock of the Company in a small company index fund managed by an investment manager employed by IBM. IBM disclaims beneficial ownership of these securities.

     Except for the foregoing, the only shares of the Company's Common Stock that IBM beneficially owns are 1,425,000 shares of Common Stock which shares represent approximately 12.468% of the outstanding Common Stock. IBM possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it (except as noted in the preceding paragraph).

                                                                          6 of 7

                               Amendment No. 1 to
                             Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation


     IBM, the Company, and others are party to a Stock Purchase Agreement dated as of September 29, 1995, ("Stock Purchase Agreement") which is attached hereto as Attachment III, and which, among other things, obliges the Company to register IBM's shares of all of its common stock in Marcam Corporation for sale by IBM. The Company registered IBM's shares for resale pursuant to a registration statement which first became effective on February 9, 1996, and IBM has completed the following open market sales of its Marcam shares pursuant to said registration statement, as amended:




                Date            Shares Sold        Price/Share
                ----            -----------        -----------
                4/1/96             35,000             13.6964
                5/7/96              5,000             13.00
                5/9/96              5,000             13.00
                5/10/96            10,000             13.00
                5/13/96             5,000             13.130
                5/22/96             5,000             13.00
                5/31/96             5,000             12.630
                6/4/96             15,000             12.630
                6/5/96             20,000             12.630
                6/7/96              5,000             12.630
                6/10/96            10,000             12.630
                6/11/96            30,000             12.56
                6/12/96            45,000             12.57


     On May 22, 1996, Mr. Ned C. Lautenbacn, IBM Senior Vice President and Group Executive disposed of 1,000 shares of Marcam Common Stock $12.75/share in a private sale to DLJ Investment Services Group. Mr. Lautenbach no longer beneficially owns any stock in Marcam Corporation.

     Except as described above, neither IBM nor to IBM's knowledge, any person named in Attachment II beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

                                                                          7 of 7

                               Amendment No. 1 to
                             Schedule 13D Filed By
                   International Business Machines Corporation
                          Regarding Marcam Corporation


Item 6. IBM, the Company, and others are party to the Stock Purchase Agreement which is attached hereto as Attachment III, and which, among other things, obliges the Company to register IBM's shares of all of its common stock in Marcam Corporation for sale by IBM.

Item 7. A copy of the Stock Purchase Agreement is attached hereto as Attachment III.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 1996

                                                       INTERNATIONAL BUSINESS
                                                        MACHINES CORPORATION

                                                       By: /S Donald D. Westfall
                                                       -------------------------
                                                       Associate General Counsel

                                                                    ATTACHMENT I

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*
                                          ------
          MARCAM CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56614010
          -----------------------------------------------------
                                 (CUSIP Number)

     Donald D. Westfall, Associate General Counsel
     International Business Machines Corporation
     2000 Purchase Street, Purchase NY 10577
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 February 26, 1993
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [x].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                            Exhibit index on page 24


                                                                SEC 1746 (12-91)

                                   SCHEDULE 13D

CUSIP No. 56614010                                PAGE  2   OF 186  PAGES
          -------------                               -----   ----
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     International Business Machines Corporation
     13-0871985
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
     ITEMS 2(d) or 2(e)

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEW YORK
- --------------------------------------------------------------------------------
7    SOLE VOTING POWER

- --------------------------------------------------------------------------------
  NUMBER OF   |  7 |     SOLE VOTING POWER
   SHARES     |    |     1,615,000 Shares (See text of item 4)
BENEFICIALLY  |-----------------------------------------------------------------
  OWNED BY    |  8 |     SHARED VOTING POWER
    EACH      |    |          0
  REPORTING   |-----------------------------------------------------------------
   PERSON     |  9 |     SOLE DISPOSITIVE POWER
    WITH      |    |     1,615,000 Shares
              |-----------------------------------------------------------------
              |    |     SHARED DISPOSITIVE POWER
              | 10 |          0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,615,000 shares (see item 5)
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.59% (see Item 5)
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
            CO
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

     This statement relates to the common stock, par value $.01 per share (the "Common Stock), of Marcam Corporation (the "Company"), a Massachusetts corporation with its principal executive offices at 95 Wells Avenue, Newton, MA, 02159.

Item 2.   Identity and Background

     International Business Machines Corporation (IBM) is a New York corporation with its principal office and business at Old Orchard Road, Armonk, New York 10504. The operations of IBM are principally in the field of information processing systems, software, communications systems and other products and services.

     The attached Schedule I is a list of the directors and executive officers of IBM which contain the following information with respect to each such person:

          (a) name;

          (b) business address;

          (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

          (d) citizenship.

                              IBM SEC Schedule 13D

     During the last five years, neither IBM nor, to the best of IBM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The 1,615,000 shares issued by the Company pursuant to the Agreement described in Item 4 were acquired in exchange for IBM entering into the Marketing License Agreement dated February 26, 1993, between IBM and the Company (the "Marketing License") which gives the Company the exclusive right to market IBM's Mapics software product line and includes the grant of a buy-out option (the "Buyout Option") which is set forth in the Marketing License.

Item 4.   Purpose of Transaction

     IBM entered into the Participation Agreement (the "Agreement") among the Company, IBM and Mapics, Inc., a Delaware corporation ("Mapics"), dated as of February 23, 1993 (the "Agreement"). Pursuant to the Agreement the Company issued, and IBM acquired, on February 26, 1993 (the "Closing Date"), 1,615,000 shares of Common Stock. Those

                             IBM SEC Schedule 13D

shares were acquired for investment. Additionally, Paul A. Margolis and John Campbell (the "Specified Shareholders"), both of whom are officers and directors of the Company, entered into the Marcam Shareholders Agreement dated as of February 26, 1993, among the Specified Shareholders, IBM and the Company (the "Marcam Shareholders Agreement").


     In connection with the transaction, IBM transferred certain assets related to the Mapics software to Mapics. IBM also transferred designated portions of its interest in the Marketing License to Mapics, including its right to receive any proceeds from exercise of the Buy out Option. IBM received 49% of the total voting power of Mapics and other securities in exchange for such assets and the Company purchased other voting and nonvoting securities of Mapics for $1,500,000. It is the intent of the Company and IBM for the Company to find outside investors to purchase the Mapics securities owned by the Company. IBM and the Company also entered into other agreements with Mapics and each other which require, among other things, (I) IBM to provide personnel to Mapics and
(ii) the Company to provide management services to Mapics.


     The Buyout Option, which is exercisable during a designated time frame after the end of Year 3, gives the Company the right to receive all of Mapics' right, title and interest in certain of Mapics' intellectual property assets, for a cash payment (with a stock option described below)

                              IBM SEC Schedule 13D

based on, among other things, (i) certain end-user revenues generated by the Company, (ii) the liquidation preference of certain classes of capital stock of Mapics and (iii) an amount such that the net worth of Mapics would be $1 (net of taxes) after all liquidation preferences of all of Mapics' preferred stock were paid in full. At the option of the Company the Buyout Option consideration set forth in the foregoing clauses (i) and (ii) can be paid in cash or in the Company's Common Stock.

     "Year" as used in the Agreement and the Marketing License is determined as follows. The beginning of any "Year" shall be determined by reference to the first full calendar month following the Closing Date. For instance, Year 3 will begin on the first day of the twenty-fifth full consecutive month following the Closing Date and will end at the end of the thirty-sixth full consecutive calendar month following the Closing Date. Year 2 is the preceding Year and Year 4 is the subsequent Year.

     Upon notice from IBM, the Company must use reasonable efforts to (i) cause any vacancy on its Board of Directors to be filled by an IBM nominee or (ii) cause its Board of Directors to be enlarged and fill such newly created directorship with an IBM designee (any such person being referred to as a "Designated Director"). If a Designated Director is then a member of the Company's Board of Directors and such Designated Director's term expires at

                             IBM SEC Schedule 13D 7

the next annual meeting of the Company's stockholders, the Company must use its best efforts to cause such Designated Director to be elected at such annual meeting of the Company's stockholders. Pursuant to the Marcam Shareholders Agreement, the Specified Shareholders must also vote in favor of such Designated Director. IBM has the right to designate a member of the Company's Board of Directors so long as IBM beneficially owns at least 807,500 shares of Common Stock and at least 5% of the actual voting power of the Company.


     The Agreement contains a "standstill" provision which prohibits IBM from acquiring any Voting Securities of Marcam in excess of the Limit Percent. "Limit Percent", which is defined in Section 12.06 of the Agreement (included as Exhibit 2 hereto and specifically incorporated herein by reference), generally is 21% of the total voting power of Marcam prior to the earlier of the end of Year 4 and the expiration of the Buy out Period, and after such time, the Limit Percent shall generally be equal to 30%. The Limit Percent is subject to adjustment for certain events as described in Section 12.06 of the Participation Agreement and also terminates upon the events set forth in such Section.


     "Group" for the purposes of the Agreement means a "group" within the meaning of Section 13(d)(3) of the

                              IBM SEC Schedule 13D

Securities Exchange Act of 1934 (the "Exchange Act") and Rule 13d-5.

     "Voting Securities" for purposes of the Agreement means the common shares and any other securities of a corporation entitled to vote generally in the election of directors of such corporation, and any other securities (including rights, warrants and options) convertible into, exchangeable for or exercisable for any common shares or other securities referred to above (whether or not presently convertible, exchangeable or exercisable).

     "Buy out Period" for the purposes of the Agreement means the period beginning on the Closing Date and ending on the date upon which (x) where the Company does not exercise the Buyout Option, the Buyout Option expires or (y) where the Company does exercise the Buyout Option, the Buyout Option Closing occurs or the time period for the Buy out Option Closing (as extended pursuant to Section 6.03(a) of the Marketing License) lapses, or in any event, 12 months elapse from such exercise.

     "Buyout Option Closing" for the purposes of the Agreement means the closing held in connection with the exercise of the Buyout Option, as more fully described in Section 6.03 of the Marketing License.

     A "Marcam Change of Control" shall have occurred if (i) a merger or consolidation is consummated by the Company with any other person other than a wholly-owned

                             IBM SEC Schedule 13D

subsidiary of the Company, (ii) there is a sale, transfer, license, lease or other disposition by the Company (in one or a series of related transactions) of any asset or license of its intellectual property (other than in the ordinary course of business) where the fair market value of the consideration received is greater than 30% of the then book value of the Company's total assets before the consummation of the transaction, (iii) any person or Group other than IBM or a subsidiary of IBM, or any Group other than a Group including IBM or any subsidiary of IBM, directly or indirectly, beneficially or of record, acquires Voting Securities of the Company representing more than 30% of the total voting power of the Company immediately after the transaction and (iv) in any transaction, including any share exchange, extraordinary dividend, acquisition, disposition or recapitalization (or series of related transactions of such nature) other than a merger or consolidation, the holders of Voting Securities of the Company immediately prior thereto continue to own beneficially Voting Securities representing less than 70% of the total voting power of the Company immediately after the consummation of the transaction.

     IBM has a right of first refusal on sales of certain Voting Securities by the Company and the Specified Shareholders if such parties (alone or in conjunction with one another) propose to enter into a transaction (i) in 7

                             IBM SEC Schedule 13D I

which the Company or any Specified Shareholder will issue or transfer in excess of 1% of the total voting power of the Company immediately after issuance or transfer to any IBM Designated Transferee or (ii) with an IBM Designated Transferee which, if consummated, would be reasonably likely to result in a Marcam Change of Control (each, an "Equity Transaction"). This requirement remains in effect so long as IBM owns 807,500 shares of Common Stock and at least 5% of the actual voting power of the Company and terminates ten years after the Closing Date. If IBM declines to exercise its rights relative to an Equity Transaction all restrictions on the transfer of the Company's Voting Securities owned by IBM terminate. Each Specified Shareholder is required to vote his shares for approval of an exercise by IBM of its right of first refusal.

     "IBM Designated Transferee" for the purposes of the Agreement means any person that is, or that has any affiliate that is, (a) engaged in the business of developing, manufacturing, selling or leasing information processing hardware and has, together with all affiliates thereof, annual revenues for the most recently completed fiscal year in excess of $1 billion or (b) engaged in the business of developing, producing, selling or licensing software or providing services related to information processing and has, together with all affiliates thereof,

                            IBM SEC Schedule 13D

annual revenues for the most recently completed fiscal year in excess of $200 million.

     If the Company gives IBM a notice pursuant to IBM's first refusal rights which indicates the Company's intent to consummate a Marcam Change of Control transaction with an IBM Designated Transferee, then IBM may elect to require the Company to purchase all or any part of the Company's Voting Securities beneficially owned by IBM. The price for which the Voting Securities-shall be purchased is generally based on (i) if the transaction involves the purchase of the Company's Voting Securities of the class owned by IBM (or a class into which the class owned by IBM is convertible), the cash paid plus the fair market value of noncash consideration paid for each share and (ii) otherwise the Average Market Price (generally defined as the 20-day trailing average price) on certain dates.

     The Company must promptly notify IBM in the event the Company offers or negotiates to enter into a Marcam Change of Control transaction with a third party. If IBM indicates an interest in such transaction, the Company will negotiate in good faith with IBM and shall at all times treat IBM fairly, on a basis no less favorable than any such third party, and without discrimination against IBM in connection with any such transaction, prior to agreeing to enter into such transaction.

                             IBM SEC Schedule 13D

     IBM may not transfer any of the Company's Voting Securities in a Private Placement until two years after the Closing Date. After such date, IBM may not transfer more than 807,500 shares of Common Stock to any person in a single transaction or a series of related transactions. The restrictions in this paragraph terminate on the earlier of (x) the time IBM does not exercise its right of first refusal with respect to an Equity Transaction and (y) the time the Buy out Option lapses unexercised unless an Alternate Transaction has been entered into.

     "Private Placement" for purposes of the Agreement means any transfer of securities in a transaction which is not an offering pursuant to an effective registration statement under the Securities Act of 1933 (the "Securities Act"), other than a transfer pursuant to Rule 144 or Rule 144A under the Securities Act. A transfer that would not otherwise be a Private Placement will be a Private Placement if the transferor knows the identity of the proposed transferee.

     "Alternate Transaction" for the purposes of the Agreement means a transaction in lieu of exercising the Buyout Option, in which the Company (directly or indirectly) merges or consolidates with Mapics or acquires (of record or beneficially) all of the outstanding stock of Mapics, in each case in exchange for Common Stock.

                             IBM SEC Schedule 13D 13

     The Company has a right of first refusal on certain Voting Securities of the Company in the event IBM proposes to (i) transfer such securities to a Marcam Designated Transferee or a person that is, or upon completion of a publicly announced-transaction would be, an affiliate of a Marcam Designated Transferee, or a Group that includes a Marcam Designated Transferee, in a Private Placement and (ii) transfer, or enter into any agreement that contemplates any transaction or series of transactions which, if consummated, would, or as provided in any transaction announced by a party to such a transaction would, result in the transfer of, any securities or assets of an IBM Permitted Transferee if as a result of such transfer certain Voting Securities of the Company owned by IBM would be owned, directly or indirectly, of record or beneficially, by a Marcam Designated Transferee or a Group that includes a Marcam Designated Transferee. The restrictions in this Paragraph shall terminate on the earlier of (x) the time IBM does not exercise its right of first refusal with respect to an Equity Transaction and (y) the time the Buy out Option lapses unexercised unless an Alternate Transaction has been entered into.

     "Marcam Designated Transferee" for the purposes of the Agreement means any person on the then current list provided by the Company to IBM, which list shall only include persons that the Company reasonably believes to be

                             IBM SEC Schedule 13D I

significant competitors or potential significant competitors of the Company based on such person's then current products or publicly announced plans for future or additional offerings. Such list may be updated at any time and from time to time by the Company in accordance with the procedures set forth in
Section 12.12 of the Participation Agreement.

     "IBM Permitted Transferee" for the purposes of the Agreement means (i) any affiliate of IBM and (ii) any person to which IBM or an affiliate transfers not less than $50 million in assets together with all or part of certain of the Company's Voting Securities as part of the process of establishing a business unit, provided that such person is not, and would not be upon completion of a publicly announced transaction, a Marcam Designated Transferee or an affiliate of a Marcam Designated Transferee.

     IBM has certain rights under the Agreement to cause the Company to register under the Securities Act certain Voting Securities of the Company owned by IBM. These rights are exercisable only in limited circumstances prior to the earlier of the end of Year 4 and the end of the Buyout Period. IBM is required, prior to effecting any registration, to give the Company the opportunity to purchase the Voting Securities designated to be registered at the Average Market Price.

                              IBM SEC Schedule 13D

     In the event of the issuance of any of the company's Voting Securities for cash other than pursuant to the Company's stock option type plans, such that IBM's percentage interest in the total voting power of the Company is reduced, IBM has the right to preserve its percentage interest in the total voting power of the Company by purchasing Voting Securities at the third party sales price.

     If the Company exercises the Buyout Option and the consummation of the transaction requires the approval of the Company's stockholders or if IBM exercises any right of first refusal or purchase right, and the exercise of any such right or consummation of any resulting transaction requires the approval of the Company's stockholders, the Company shall promptly submit the matters to its stockholders with a recommendation for approval. The Specified Shareholders must vote their shares in favor of such approval.

     Except as set forth in the preceding paragraphs, IBM does not have any plans or proposals which relate to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of

                             IBM SEC Schedule 13D {6

the Company or the present Board of Directors of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any other person, (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or
(j) any action similar to any of the foregoing actions.

     IBM reserves the right, based on its continuing review of its investment in the Company and subject to its obligations under the Agreement, to dispose of any or all of the Voting Securities of the Company owned by it and otherwise to change its intentions with respect to any or all of the matters referred to in this Item 4. Depending on market conditions, IBM may also acquire additional Voting Securities of the Company up to the Limit Percent or as otherwise allowed by the standstill provision.

                             IBM SEC Schedule 13D

Item 5.   Interest in Securities of the Company

     The IBM Retirement Plan Trust Fund holds 600 shares of Common Stock of the Company in a small company index fund managed by an investment manager employed by IBM and 3,400 shares of Common Stock of the Company in a fund managed by an independent investment manager who has full investment discretion. IBM disclaims beneficial ownership of these securities.

     Except for the foregoing, the only shares of the Company's Common Stock that IBM beneficially owns are the 1,615,000 shares of Common Stock acquired pursuant to the Agreement, which shares represent approximately 16.59% of the outstanding Common Stock. IBM possesses the sole power to vote or direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it (except as noted in the preceding paragraph), subject to its obligations under the Agreement.

     Except as described above, neither IBM nor, to IBM's knowledge, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

                             IBM SEC Schedule 13D

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company

     The information set forth under Item 4 and in the Exhibits hereto is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1. Evidence of representative's authority to sign on behalf of IBM.

     Exhibit 2. Participation Agreement dated as of February 23, 1993, among International Business Machines Corporation, Marcam Corporation, and Mapics, Inc. (the "Participation Agreement"). All exhibits and schedules to the Participation Agreement have been omitted since (i) the Marcam Shareholders Agreement (which is Exhibit I to the Participation Agreement) is included as
Exhibit 4 hereto and the Marketing License (which is Exhibit J to the Participation Agreement) is included as Exhibit 5 hereto and (ii) the other exhibits and schedules are not material to the ability of IBM to change or influence the control of the Company. Such omitted exhibits and schedules will be furnished upon request subject to an appropriate Application for Order Granting Confidential Treatment if necessary.

     Exhibit 3. Definitional Agreement dated as of February 23, 1993, among Marcam Corporation, International Business Machines Corporation, Mapics, Inc., Paul A. Margolis and John Campbell.

                            IBM SEC Schedule 13D

     Exhibit 4. Marcam Shareholders Agreement dated as of February 26, 1993, among Marcam Corporation, International Business Machines Corporation, Paul A. Margolis and John Campbell.

     Exhibit 5. Marketing License Agreement (the "Marketing License") dated as of February 26, 1993, between International Business Machines Corporation and Marcam Corporation. All exhibits and schedules to the Marketing License have been omitted since such exhibits and schedules are not material to the ability of IBM to change or influence the control of the Company. Such omitted schedules and exhibits will be furnished upon request subject to an appropriate Application for Order Granting Confidential Treatment if necessary.

                 [Remainder of page intentionally left blank.]

                            IBM SEC Schedule 13D

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 1993.

                                                          INTERNATIONAL BUSINESS
                                                           MACHINES CORPORATION,

                                                    by /S Gregory C. Bomberger
                                                       -----------------------
                                                  Name: Gregory C. Bomberger
                                                  Title: Staff Corporate Counsel

                                                                   ATTACHMENT II

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                   INTERNATIONAL BUSINESS MACHINES CORPORATION

     1. Directors and Executive Officers of IBM. The name, business address, and present principal occupation or employment of each of the directors and executive officers of IBM are set forth below. All such directors and executive officers listed below are citizens of the United States except Juergen Dormann (Germany), Lodewijk C. van Wachem (Netherlands) and John M. Thompson (Canada). Unless otherwise indicated, the principal business address of each director or executive officer is International Business Machines Corporation, Old Orchard Road, Armonk, NY 10504.


                                       Present Principal Occupation or
  Name, Age and Business Address                  Employment
  -----------------------------        -------------------------------
  Louis V. Gerstner, Jr. (54)          Chairman of the Board and Chief Executive
                                       Officer of IBM.

  Cathleen Black (52)                  Director of IBM since 1995. President,
  959 Eighth Avenue                    Hearst Magazines, a division of The
  New York, NY 10019                   Hearst Corporation.

  Harold Brown (68)                    Director of IBM from 1972 to 1977 and
  Center for Strategic and             since 1981. Counselor, Center for
  International Studies                Strategic and International Studies,
  Suite 400                            Washington, DC, and a general
  1800 K Street, NW                    partner in Warburg, Pincus & Company.
  Washington, DC 20006

  Juergen Dormann (56)                 Director of IBM since January 1996.
  Hoechst AG                           Chairman of the Management Board,
  Building F821                        Hoechst AG.
  Frankfurt G65926
  Germany

  Nannerl O. Keohane (55)              Director of IBM since 1986. President
  Office of the President              and professor of political science at
  Duke University                      Duke University.
  207 Allen Building
  Box 90001
  Durham, NC 27708-0001

Charles F. Knight (60)                  Director of IBM since 1993. Chairman,
Emerson Electric Co.                    CEO and President, Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

Lucia A. Noto (58)                      Director of IBM since 1995. Chairman
Mobil Corporation                       and Chief Executive Officer of Mobil
3225 Gallows Road                       Corporation.
Fairfax, VA 22037

John B. Slaughter (62)                  Director of IBM since 1988. President of
Office of the President                 Occidental College.
Occidental College
1600 Campus Road
Los Angeles, CA 90041

Alex Trotman (62)                       Director of IBM since 1994. Chairman
Ford Motor Company                      and Chief Executive Officer of the Ford
American Road                           Motor Company.
Dearborn, Ml 48121 -1899

Lodewijk C. van Wachem (64)             Director of IBM since 1992. Chairman
Royal Dutch Petroleum Company           of the supervisory board of Royal Dutch
P. O. Box 162                           Petroleum Company.
2501 AN The Hague
Netherlands

Charles M. Vest (54)                    Director of IBM since 1994. President and
President's Office                      professor of mechanical engineering at
Massachusetts Institute of Technology   Massachusetts Institute of Technology.
Room 3-208
77 Massachusetts Avenue
Cambridge, MA 02139

J. Thomas Bouchard (55)                 Senior Vice President, Human Resources,
                                        IBM.

Nicholas M. Donofrio (50)               Senior Vice President and Group Executive,
                                        IBM.

J. Bruce Harreld (45)                   Senior Vice President, Strategy, IBM.

Paul M. Horn (50)                       Senior Vice President, Research, IBM.

Ned C. Lautenbach (51)                  Senior Vice President and Group Executive,
                                        Worldwide Sales and Services, IBM, and
                                        Chairman, IBM, World Trade  Corporation.


  Lawrence R. Ricciardi (55)          Senior Vice President and General Counsel,
                                      IBM.

  Robert M. Stephenson (58)           Senior Vice President and Group Executive,
                                      IBM.
  G. Richard Thoman (52)              Senior Vice President and Chief Financial
                                      Officer, IBM.

  John M. Thompson (53)               Senior Vice President and Group Executive,
                                      IBM.

  Patrick A. Toole (58)               Senior Vice President and Group Executive,
                                      IBM.

  John R. Joyce (42)                  Vice President and Controller, IBM.

  John E. Hickey (52)                 Vice President, Assistant General Counsel
                                         and Secretary, IBM.

  Jeffrey D. Serkes (37)              Vice President and Treasurer, IBM.


                                                                  ATTACHMENT III

                            STOCK PURCHASE AGREEMENT

     This Stock Purchase Agreement dated as of September 29, 1995 (the "Agreement") by and among Marcam Corporation, a Massachusetts corporation ("Marcam"), International Business Machines Corporation, a New York corporation ("IBM"), Edison Venture Fund, L.P., a Delaware limited partnership ("Edison"), Richard C. Cook ("Cook"), Paul A. Margolis, John Campbell, and Mapics, Inc., a Delaware corporation ("Mapics"):

                                  WITNESSETH:

     WHEREAS, the authorized capital stock of Mapics consists of (i) 98 Common Shares, par value $0.01 per share (the "Common Shares"), all of which are issued and outstanding; (ii) 102 Class A Preferred Shares, par value $0.01 per share (the "Class A Preferred Shares"), of which 69 shares are issued and outstanding;
(iii) 100 Class B Preferred Shares, par value $0.0 ] per share (the "Class B Preferred Shares"), all of which are issued and outstanding; and (iv) 102 Class C Preferred Shares, par value $0.01 per share (the "Class C Preferred Shares"), all of which are issued and outstanding;

     WHEREAS, IBM owns 98 Common Shares and 100 Class B Preferred Shares (collectively, the "IBM Shares");

     WHEREAS, Edison owns 65 Class A Preferred Shares and 98 Class C Preferred Shares (collectively, the "Edison Shares");

     WHEREAS, Cook owns 4 Class A Preferred Shares and 4 Class C Preferred Shares (collectively, the "Cook Shares");

     WHEREAS, Marcam desires to purchase from IBM, Edison and Cook, and each of IBM, Edison and Cook desire to sell to Marcam, the shares of capital stock of Mapics owned by them on the terms set forth herein; and

     WHEREAS, the parties to this Agreement desire to amend certain agreements among them;

     NOW, THEREFORE, in consideration of these premises and the representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                       Stock Purchase Agreement -- Page 2

                                    ARTICLE I

                                   DEFINITIONS

     1.1 Definitions. Unless otherwise defined in this Agreement, capitalized terms used in this Agreement that are defined in the Definitional Agreement dated as of February 23, 1993 by and among Marcam, IBM, Mapics, Paul A. Margolis and John Campbell (the "Definitional Agreement") shall have the meanings assigned to them in the Definitional Agreement, and the rules of construction and documentary conventions set forth in the Definitional Agreement shall apply to this Agreement.

     1.2 Certain Definitions. For purposes of each of the Operative Agreements (including the Definitional Agreement), the following terms shall have the meanings set forth below:

     "Alternate Transaction" shall mean the acquisition by Marcam of all of the outstanding stock of Mapics pursuant to the Stock Purchase Agreement dated as of September 29, 1995 by and among Marcam, IBM, Edison, Cook, Paul A. Margolis, John Campbell and Mapics.

     "Lien" shall mean, with respect to any asset, any lien, pledge, claim, charge, security interest, restrictive covenant, reservation, restriction or encumbrance of any kind in respect of such asset.

     "Marcam Common Stock" shall mean the common stock, par value $.01 per share, of Marcam.

     "Marketing License" shall mean the Marketing License Agreement dated as of February 26, 1993 between Marcam and IBM, as amended by Amendments No. 1 and No. 2 thereto in each case among Marcam, IBM, Mapics and Richard C. Cook.

     "Potential Material Event" shall mean any of the following: (a) the possession by Marcam of material information not ripe for disclosure in a Registration Statement (as defined in the Participation Agreement), which shall be evidenced by determinations in good faith by the Board of Directors of Marcam that disclosure of such information would be detrimental to the business and affairs of Marcam and that the Registration Statement would be materially misleading absent the inclusion of such information; or (b) any material engagement or activity by Marcam which would, in the good faith determination of the Board of Directors of Marcam, be adversely affected by disclosure in a Registration Statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of Marcam that the Registration Statement would be materially misleading absent the inclusion of such information; provided, however, that no information, engagement, activity, transaction or proceeding relating to or arising from the issuance and sale by Marcam of an aggregate of 225,000 shares of its Series D Convertible Preferred Stock shall constitute a "Potential Material Event."

     "Sellers" shall mean IBM, Edison and Cook.

                       Stock Purchase Agreement -- Page 3

"Shares" shall mean the IBM Shares, the Edison Shares and the Cook Shares.

     1.3 Additional Definitions. For purposes of each of the Operative Agreements (including the Definitional Agreement), each of the following terms is defined in the Section set forth opposite such term:

  Term                                Section
  Agreement                          Recitals
  Class A Preferred Shares           Recitals
  Class B Preferred Shares           Recitals
  Class C Preferred Shares           Recitals
  Closing                                 2.5
  Closing Date                            2.5
  Common Shares                      Recitals
  Cook                               Recitals
  Cook Shares                        Recitals
  Edison                             Recitals
  Edison Shares                      Recitals
  IBM                                Recitals
  IBM Shares                         Recitals
  Marcam                             Recitals
  Mapics                             Recitals
  Pledge Agreement                        2.3

                                   ARTICLE II

                                PURCHASE AND SALE

     2.1 Purchase and Sale of IBM Shares. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Marcam shall purchase and acquire from IBM, and IBM shall sell, transfer and deliver to Marcam, the IBM Shares, free and clear of all Liens (other than Liens arising through Marcam).

     (b) In full consideration for all the IBM Shares, Marcam shall pay to IBM $1.00 in cash at the Closing.

     2.2 Purchase and Sale of Edison Shares. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Marcam shall purchase and acquire from Edison, and Edison shall sell, transfer and deliver to Marcam, the Edison Shares, free and clear of all Liens (other than Liens arising through Marcam).

                       Stock Purchase Agreement -- Page 4

     (b) In full consideration for all the Edison Shares, at the Closing Marcam shall pay to Edison $1,508,122.00 by wire transfer to an account designated in writing by Edison.

     2.3 Purchase and Sale of Cook Shares. (a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing Marcam shall purchase and acquire from Cook, and Cook shall sell, transfer and deliver to Marcam, the Cook Shares, free and clear of all Liens (other than Liens arising through Marcam).

     (b) In full consideration for all the Cook Shares, at the Closing Marcam shall (i) cancel and surrender to Cook the Secured Promissory Note dated February 26, 1993 made by Cook and payable to Marcam and (ii) terminate the obligations of Cook under such Secured Promissory Note and the Pledge Agreement dated as of February 26, 1993 by Cook in favor of Marcam (the "Pledge Agreement").

     2.4 Delivery of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Sellers shall deliver to Marcam certificates representing the Shares, duly endorsed (or accompanied by appropriate stock powers duly endorsed) in blank for transfer, together with such supporting documents as may in the opinion of Marcam be necessary to permit Marcam to acquire the Shares free and clear of all Liens (other than Liens arising through Marcam).

     2.5 The Closing. The closing of the purchase and sale of the Shares pursuant to this Agreement (the "Closing") shall be held at the offices of Testa, Hurwitz & Thibeault, High Street Tower, 125 High Street, Boston, MA 02110, on September 29, 1995 or such other date as Marcam, IBM and Edison may agree (the "Closing Date"). If any condition in Article VII is not satisfied in any material respect (or is not duly waived) at the Closing, any party whose obligations are subject to such condition may extend the period in which the Closing must be consummated (during which period each other party shall use its respective reasonable efforts to cause all such conditions to be satisfied in all material respects). If all conditions are determined to be satisfied in all material respects (or are duly waived) at the Closing (whether or not delayed), the Closing shall be consummated. Each of Marcam, the Sellers and Mapics shall use all reasonable efforts, on or prior to the Closing, to execute and deliver all such instruments, documents or certificates as may be necessary or advisable, on the advice of counsel, for the consummation at the Closing of the transactions contemplated by this Agreement.

     2.6 Resignations. At the Closing, each Seller shall deliver to Marcam the written resignations of all the officers and directors of Mapics designated by such Seller effective as of the Closing Date.

     2.7 Transfer Taxes. Marcam shall pay any and all sales, documentary, use, filing, transfer and other taxes payable as a result of the transfer of the Shares to Marcam; provided, however, that each of the Sellers shall pay any and all income and other taxes resulting from the consideration to be received by him or it pursuant to Article II .

                       Stock Purchase Agreement -- Page 5

     2.8 Operative Agreement Amendments and Waivers. (a)(i) Section 3 of the Definitional Agreement shall be and is hereby amended to add new clauses (vi) and (vii), which shall read in their entirety as follows:

     (vi) if to Cook:

               Richard C. Cook
               c/o Mapics, Inc.
               5775-D GlenRidge Drive
               Atlanta, GA 30328
               Telephone: 404-705-3300
               Telecopier: 404-705-3140

     (vii) if to Edison:

               Edison Venture Fund, L.P.
               997 Lenox Drive, #3
               Lawrenceville, NJ 08648
               Attention of John Martinson
               Telephone: 609-896- 1900
               Telecopier: 609-896-0066

     with a copy to:

               Testa, Hurwitz & Thibeault
               High Street Tower
               125 High Street
               Boston, MA 02110
               Attention of William J. Schnoor, Jr.
               Telephone: 617-248-7278
               Telecopier: 617-248-7100

     (ii) Section 3 of the Definitional Agreement shall be and is hereby amended to change the address of Testa, Hurwitz & Thibeault appearing in clauses (ii),
(iv) and (v) effective from and after September 2, 1995, which new address shall be as follows:

               Testa, Hurwitz & Thibeault
               High Street Tower
               125 High Street
               Boston, MA 02110
               Attention of Mark H. Burnett
               Telephone: 617-248-7292
               Telecopier: 617-248-7100

                       Stock Purchase Agreement -- Page 6

     (b) Effective as of the Closing, the Participation Agreement shall be and is hereby terminated in its entirety, except for Sections 1.01, 8.03, 8.05, 8.06, 12.06, 12.07, 12.11 (a) and 12.12 and Article XI (other than Section 11.08(o) which shall terminate) which shall remain in effect.

     (c) For purposes of Article VII and Section 8.01 of the Marketing License, Edison shall have the rights granted to the Licensor under Article VII and
Section 8.01 of the Marketing License, and Mapics shall have no rights as Licensor under Article VII and Section 8.01 of the Marketing License.

     (d) Effective as of the Closing, each of (i) the Marcam Shareholders Agreement, (ii) the Mapics Stockholders Agreement dated as of March 12, 1993 between IBM, Marcam and Cook, (iii) the Mapics/Edison Stockholders Agreement dated as of June 29, 1993 between IBM, Marcam, Mapics and Edison, (iv) Sections l O(c) and (d) of the Transfer and License Agreement and (v) the Marcam IBM Customer Agreement shall be and is hereby terminated; provided, however, that IBM's obligation pursuant to Sections l O(c) and (d) of the Transfer and License Agreement to reimburse Mapics for the Non-Standard Costs (as defined in the Transfer and License Agreement) incurred and detailed in the letter to IBM from Marcam dated September 19, 1995 shall continue after the Closing.

     (e) Effective as of the Closing, IBM hereby waives any rights it may have as a result of any misrepresentation or breach of warranty by Marcam of Section
3.04 of the Participation Agreement, or any certificate delivered by Marcam at the License Closing, relating to or arising out of the restatement of Marcam's financial statements in August 1994.

     (f) Notwithstanding anything to the contrary contained in the IBM Corporate Trademark License, Marcam, IBM and Mapics hereby agree that the IBM Corporate Trademark License shall terminate on December 31, 1995.

     2.9 Special IBM Registration Rights. Notwithstanding anything to the contrary in Article XI of the Participation Agreement, Marcam shall effect one Demand Registration (as defined in the Participation Agreement) which Demand Registration shall be, unless otherwise specified in advance by IBM, for an offering on a continuous basis pursuant to Rule 415 under the Securities Act; provided, however, that Marcam shall not be required to effect any Demand Registrations pursuant to the proviso in the first sentence of Section l l.Ol(b). Notwithstanding anything to the contrary in Article XI of the Participation Agreement, Marcam shall prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus forming a part thereof as may be necessary to keep the Registration Statement effective until the later of (i) the end of the period of time it takes for IBM to dispose of all its Registration Shares covered by the Registration Statement and (ii) March 1, 1996. Notwithstanding anything to the contrary in this Agreement or in the Participation Agreement, if at any time and from time to time after the first date of effectiveness of the Registration Statement relating to the Demand Registration pursuant to this Section 2.9 and Article XI of the Participation Agreement Marcam notifies IBM in writing of the existence of a Potential Material Event, IBM shall not offer or sell any of its shares of Marcam Common Stock pursuant to such

                       Stock Purchase Agreement -- Page 7

Registration Statement from the time of IBM's receipt of such notice to the earliest to occur of (a) the public disclosure by Marcam of the Potential Material Event, (b) receipt of written notice from Marcam that such Potential Material Event no longer exists, or (c) the date 180 days after the date of the notice of such Potential Material Event.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

     Each of the Sellers hereby, severally and not jointly, represents and warrants to Marcam as follows:

     3.1 Authorization. The execution, delivery and performance by it and the consummation by it of the transactions contemplated by this Agreement are within its power and authority. This Agreement has been duly authorized, executed and delivered by such Seller and constitutes valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

     3.2 Governmental Authorization. The execution, delivery and performance of this Agreement by such Seller, and the consummation of the transactions contemplated by this Agreement by such Seller, do not and will not require any consent, approval or action by or in respect of, or any declaration, filing or registration with, any Governmental Authority.

     3.3 Non-Contravention. The execution, delivery and performance of this Agreement by such Seller, and the consummation of the transactions contemplated by this Agreement by such Seller, does not and will not, with or without the giving of notice, the lapse of time or both: (i) contravene or conflict with the certificates of incorporation or by-laws (or other applicable formation documents) of such Seller (other than Cook), (ii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, injunction, order or decree binding upon or applicable to such Seller, (iii) require any consent, approval or other action by any Person under, or contravene or conflict with or constitute a violation of or a default under, any material provision of any agreement, contract, indenture, lease or other instrument binding upon such Sellers or (iv) result in the creation or imposition of any Lien on any of the Shares held by such Seller.

     3.4 Ownership of Shares. Such Seller owns all right, title and interest (legal and beneficial) in and to the Shares set forth as being owned by such Seller in the recitals to this Agreement, free and clear of all Liens (other than Liens arising through Marcam), except for the Liens on the Cook Shares pursuant to the Pledge Agreement. At the Closing, Marcam shall obtain good and marketable title to the Shares set forth as being owned by such Seller in the recitals to this Agreement, free and clear of any Liens (other than Liens arising through Marcam) imposed by or through such Seller.

                       Stock Purchase Agreement -- Page 8
                                   ARTICLE IV
                    REPRESENTATIONS AND WARRANTIES OF MAPICS

Mapics hereby represents and warrants to Marcam as follows:

     4.1 Corporate Authorization. The execution, delivery and performance by Mapics of this Agreement and the consummation by Mapics of the transactions contemplated by this Agreement are within the corporate power and authority of Mapics. This Agreement has been duly authorized, executed and delivered by Mapics and constitutes a valid and binding obligation of Mapics, enforceable against Mapics in accordance with its terms.

     4.2 Governmental Authorization. The execution, delivery and performance of this Agreement by Mapics, and the consummation of the transactions contemplated by this Agreement by Mapics, do not and will not require any consent, approval or action by or in respect of, or any declaration, filing or registration with, any Governmental Authority.

     4.3 Non-Contravention. The execution, delivery and performance of this Agreement by Mapics, and the consummation of the transactions contemplated by this Agreement by Mapics, do not and will not, with or without the giving of notice, the lapse of time or both: (i) contravene or conflict with the certificate of incorporation or by-laws of Mapics, or (ii) contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, injunction, order or decree binding upon or applicable to Mapics.

                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF MARCAM

     Marcam hereby represents and warrants to each of the Sellers as follows:

     5.1 Corporate Authorization. The execution, delivery and performance by Marcarn of this Agreement and the consummation by Marcam of the transactions contemplated by this Agreement are within the corporate power and authority of Marcam. This Agreement has been duly authorized, executed and delivered by Marcam and constitutes a valid and binding obligation of Marcam, enforceable against Marcam in accordance with its terms.

     5.2 Governmental Authorization. The execution, delivery and performance of this Agreement by Marcam, and the consummation of the transactions contemplated by this Agreement by Marcam, do not and will not require any consent, approval or action by or in respect of, or any declaration, filing or registration with, any Governmental Authority, other than those required to be made or obtained in connection with Marcam's performance of its obligations under Section 2.9 of this Agreement and Article XI of the Participation Agreement.

                       Stock Purchase Agreement -- Page 9

     5.3 Non-Contravention. The execution, delivery and performance of this Agreement by Marcam, and the consummation of the transactions contemplated by this Agreement by Marcam, do not and will not, with or without the giving of notice, the lapse of time or both: (i) contravene or conflict with the articles of organization or by-laws of Marcam, (ii) assuming compliance with the matters referred to in Section 5.2, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, injunction, order or decree binding upon or applicable to Marcam or (iii) require any consent, approval or other action by any Person under, or contravene or conflict with or constitute a violation of or a default under, any material provision of any agreement, contract, indenture, lease or other instrument binding upon Marcam.

     5.4 Purchase for Investment. Marcam is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof and shall not sell or dispose of the Shares other than in compliance with the Securities Act.

                                   ARTICLE VI
                                    COVENANTS

     6.1 Covenants of All Parties. Each of the parties hereby covenants and agrees with the other parties as follows:

     (a) Cooperation. It shall cooperate fully with the other parties hereto in furnishing any information or performing any action reasonably requested by any such party, which information or action is necessary to the speedy and successful consummation of the transactions contemplated by this Agreement. Subject to its further rights under this Agreement, it shall use all reasonable efforts to cause the Closing to occur at the earliest practicable time.

     (b) Other Required Information. It shall furnish to the other parties hereto any application or statement, and all information concerning itself and its subsidiaries as is required to be set forth in any application or statement, to be filed with any Governmental Authority in connection with the transactions contemplated by this Agreement.

     (c) Publicitv. No press release, announcement or other form of publicity concerning the transactions contemplated hereby shall be issued by any party to this Agreement without the prior consent of IBM, Marcam and Edison, except as such release or announcement may be required by law or the rules or regulations of any securities exchange, or except as would be disclosed in proxy materials prepared in conformance with Regulation 14A under the Exchange Act, in which case the party required to make the release or announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that nothing in this Agreement shall restrict any party to this Agreement from disclosing information that is already publicly available.

     (d) Miscellaneous Agreements and Consents. Subject to the terms and conditions provided in this Agreement, it shall use all reasonable efforts to take, or cause to be taken, all

                       Stock Purchase Agreement -- Page 10

actions, and to do, or cause to be done, all things necessary, appropriate or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. It will use all reasonable efforts to obtain consents of all third parties and Governmental Authorities necessary, appropriate or desirable for the consummation of the transactions contemplated by this Agreement.

     6.2 Registration Statement. Marcam hereby covenants and agrees with IBM that it shall use all reasonable efforts to cause the Registration Statement relating to the Demand Registration pursuant to Section 2.9 of this Agreement and Article XI of the Participation Agreement to be declared effective under the Securities Act.

                                   ARTICLE VII
                              CONDITIONS OF CLOSING

     7.1 Conditions Applicable to Marcam. The obligations of Marcam under this Agreement to cause the transactions contemplated by this Agreement to be consummated are, at its option, subject to the satisfaction of the following conditions:

     (a) Performance of This Agreement. All the terms, covenants and conditions of this Agreement to be complied with and performed by the Sellers and Mapics at or before the Closing shall have been fully complied with and performed in all material respects.

     (b) Accuracy of Representations and Warranties. The representations and warranties of the Sellers and Mapics set forth in Articles III and IV, respectively, shall be true and correct in all respects both on the date of this Agreement and as of the Closing Date with the same force and effect as if such representations and warranties were made anew at and as of the Closing Date, except for the effect of any activities or transactions which may have taken place after the date of this Agreement which are contemplated by this Agreement.

     (c) Consents and Approvals. Each of the Sellers shall have obtained or made all consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations, notices to and filings with, any Governmental Authority or any other Person required to be obtained or made by or with respect to such Seller in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to be consummated at the Closing and no Burdensome Condition shall exist.

     (d) Proceedings. All proceedings to be taken in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to Marcam, and Marcam shall have received copies of all such documents and other evidence as it may reasonably request to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                       Stock Purchase Agreement -- Page 11

     7.2 Conditions Applicable to the Sellers. The obligations of the Sellers under this Agreement to cause the transactions contemplated by this Agreement to be consummated are, at their option, subject to the satisfaction of the following conditions:

     (a) Performance of this Agreement. All the terms, covenants and conditions of this Agreement to be complied with and performed by Marcam at or before the Closing shall have been fully complied with and performed in all material respects.

     (b) Accuracv of Representations and Warranties. The representations and warranties of Marcam set forth in Article V shall have been true and correct in all respects on the date of this Agreement and as of the Closing Date with the same force and effect as if such representations and warranties were made anew at and as of the Closing Date, except for the effect of any activities or transactions which may have taken place after the date of this Agreement which are contemplated by this Agreement.

     (c) Consents and Approvals. Marcam shall have obtained or made all consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations, notices to and filings with, any Governmental Authority or any other Person required to be obtained or made by or with respect to Marcam in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby to be consummated at the Closing and no Burdensome Condition shall exist.

     (d) Proceedings. All proceedings to be taken by Marcam in connection with the transactions contemplated by this Agreement and all documents incident thereto shall be reasonably satisfactory in form and substance to the Sellers, and the Sellers shall have received copies of all such documents and other evidence as they may reasonably request to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

                                  ARTICLE VIII
                                  MISCELLANEOUS

     8.1 Specific Performance. Each of the parties to this Agreement hereby acknowledges that the other parties will have no adequate remedy at law if it fails to perform any of its obligations under this Agreement. In such event, each of the parties agrees that the other parties shall have the right, in addition to any other rights it may have (whether at law or in equity), to specific performance of this Agreement.

     8.2 Expenses. All fees and expenses incurred by Marcam and Mapics in connection with this Agreement and the transactions contemplated hereby will be borne by Marcam. All fees and expenses incurred by the Sellers in connection with this Agreement and the transactions contemplated hereby will be borne by the Sellers; provided, however, that Section 11.09 of the Participation Agreement shall apply to the registration contemplated by Section 2.9.

                       Stock Purchase Agreement -- Page 12

     8.3 Further Assurances. From time to time after the Closing, at the request of Marcam and without further consideration, the Sellers will execute and deliver to Marcam such other documents, and take such other action, as Marcam may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Marcam good, valid and marketable title to the Shares.

     8.4 Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by Marcam, the Sellers or Mapics (or by any officer or officers of such parties) relating to the matters contemplated hereby. This Agreement and the Operative Agreements, as amended hereby, constitutes the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

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




                       Stock Purchase Agreement -- Page 13

                   IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties on the date first above written.

                                  MARCAM CORPORATION

                                  By: /s/ George A. Chamberlain. 3d
                                  -----------------------------------
                                  Name: George A. Chamberlain, 3d
                                  Title: Chief Financial Officer

                                  EDISON VENTURE FUND, L.P.
                                  By: Edison Partners, L.P., its General Partner

                                  By: /s/ John H. Martinson
                                  -----------------------------------
                                  Name: John H. Martinson
                                  General Partner

                                  INTERNATIONAL BUSINESS MACHINES
                                  CORPORATION

                                  By: /s/ Lee A. Davton
                                  -----------------------------------
                                  Name: Lee A. Dayton
                                  Title: General Manager, Real Estate and
                                  Business Development

                                  By: /s/ Richard C. Cook
                                  -----------------------------------
                                  Richard C. Cook

                                  By: /s/ Paul A. Margolis
                                  -----------------------------------
                                  Paul A. Margolis

                                  By: /s/ John Campbell
                                  -----------------------------------
                                  John Campbell


                                  MAPICS, INC.

                                  By: /s/ Richard C. Cook
                                  -----------------------------------
                                  Name: Richard C. Cook
                                  Title: President